NEWS RELEASE


For media information           For investor information
Neil McGlone                    Leslie Wolf-Creutzfeldt          Jack Finney
Michael A. Burns & Associates   The Global Consulting Group      Retalix USA
+1-214-521-8596                 +1-646-284-9400                +1-215-953-5889
nmcglone@mbapr.com              investors@retalix.com   Jack.finney@retalix.com


                  Food Retailers, Wholesalers and Distributors
                 Conclude Retalix Synergy 2007 Global Customer
                           Conference and Trade Show


     Dallas, TX, Nov. 7, 2007 - More than 800 attendees representing 200-plus food retailers, distributors and partners from all five continents attended the recently concluded Retalix(R) Synergy 2007 Global Customer Conference held at the Hilton Anatole in Dallas, Texas, October 28-30.

     Participants convened to share best practices, network and learn about the latest regulatory, industry and technology trends surrounding the food industry. Attendees from leading grocery chains and independents, wholesalers, convenience retailers and distributors, as well as foodservice distributors gathered for two intensive days of more than 100 supply chain and retail segment sessions, roundtables, breakout sessions and advisory group meetings.

     Among the presenters were several Retalix retail and distribution customers. From BP Miguel Pinheiro, the Global Site System (GSS) design manager for BP's Convenience Retail business, shared how the world's third-largest oil company is currently working with Retalix to meet the challenge of a global transformation of processes and applications in BP's stores across 18 countries worldwide.

     Representatives of Big Y, Irving Oil, Martin's Supermarkets and The Pantry participated in a panel discussion highlighting their use of Retalix software solutions to improve the respective companies' retail operations.

     Jaime Slutzky, POS fuel systems analyst of Costco Wholesale, the largest membership warehouse chain in North America, presented her company's positioning in petroleum retail, and its experience with a chain-wide rollout of the Retalix Fuel solution, as well as the company's future plans.

     Kunihiko Negishi, Director and executive board member of Zen Nippon Shokuhin, a large supermarket chain in Japan, shared his insights about trends in the world's second largest retail market, focusing on the rise of pre-paid e-Money cards as payment tender and promotional tool.

     Executives from Tony's Fine Foods, Douglas Convenience Distribution, HyVee, Casey's General Stores and Buy for Less Supermarkets each gave a glimpse of their operations and insights to business challenges and technology successes during an opening session pre-recorded video.

     Nikki Baird, managing partner for Retail Systems Research, a retail industry market research and advisory firm; presented her recent study "Getting Loyalty Programs Back to Loyalty's Sake."

     Noted industry leaders and keynote speakers included Philip Lempert, known to consumers as "The Supermarket Guru" and seen frequently on The Today Show; Ian Hobkirk, senior analyst for Aberdeen Group's Logistics practice; and Dan Gilbert, the Harvard College Professor of Psychology at Harvard University and best-selling author of "Stumbling on Happiness."

     Don Shula, former head coach of the NFL Super Bowl champion Miami Dolphins and a member of the Pro Footbal Hall of Fame; closed the Conference by outlining his managerial philosophies for business success in his highly acclaimed co-authored book, "Everyone's A Coach."

     A comprehensive Technology Center featured exhibits from Retalix and its subsidiary, StoreNext, as well as more than 40 business partners and sponsors including Datalogic, IBM, Microsoft, Motorola, and Vocollect.

     "I am delighted to have witnessed the sharing of information and best practices that have highlighted this event," said Retalix president and CEO Barry Shaked. "I have personally benefited from the high level of enthusiasm and partnership demonstrated here, and want to thank our customers, business partners, guest speakers and employees for the time and energy they've invested in making the Retalix 2007 Global Synergy Conference a resounding success."

About Retalix

Retalix(R) (NasdaqGS: RTLX) is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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